UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing that it received a letter from the Nasdaq Listing Qualifications Department indicating that the Company does not meet the requirement of maintaining a minimum bid price of $1 per share for its listed securities as set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules (the “Rules”). As per Rule 5810(c)(3)(A), the Company can regain compliance with this requirement if at any time during a 180-day period ending on January 6, 2020, the closing bid price for the Company’s ADSs is at least $1 per share for a minimum of ten consecutive business days.

During the 180-day compliance period, the Company’s ADSs will continue to be listed and traded on the Nasdaq Capital Market under the symbol KTOV, and its ordinary shares will continue to be listed and traded on the Tel Aviv Stock Exchange under the same symbol.  If the closing bid price of the Company’s ordinary shares is at least $1 per share or more for ten consecutive business days during the 180-day compliance period, the Company will receive written notification that it has achieved compliance with the minimum bid price requirement and the Company's ADSs will continue to be listed and traded on the Nasdaq Capital Market.

In the event the Company does not regain compliance during the 180-day period ending on January 6, 2020, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.  If the Company meets these requirements, Nasdaq will then inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Nasdaq letter does not affect the Company's listing on the Tel-Aviv Stock Exchange, where the Company's ordinary shares will continue to be listed and traded under the symbol KTOV with

On July 12, 2019, the Company issued a press release “Kitov Receives Nasdaq Notification Regarding Minimum Bid Requirements” which is attached hereto as Exhibit 99.1.

Exhibit 99.1	Press Release

This Form 6-K, which is being furnished in accordance with Rule 5810(b) of the Rules, is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

July 12, 2019	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

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